EXHIBIT 99.1

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF n(0)60.643.228/0001-21
NIRE 35.300.022.807





       MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON JANUARY 5, 2004.


On January 5, 2004, at 5:30 p.m., the Board of Directors of VOTORANTIM CELULOSE E PAPEL S.A. met, with the attendance of the Directors signed below. The Board accepted the resignation request of Mr. Raul Calfat from the position of President. It was elected for the position of President Mr. Jose Luciano Duarte Penido, Brazilian, married, engineer, bearer of the Identity Card RG No. M-3.764.122-SSP-MG and enrolled with the Individual's Taxpayer Registry CPF/MF under No. 091.760.806-25, resident in the Capital City of the State of Sao Paulo, at Alameda Santos, 1357, 6th floor, to serve the same term of office as the other officers elected to the Board of Directors' Meeting held on April 25, 2003.

The Officer herein elected declares, for purposes of the first paragraph of article 147 of Law No. 6.404/76, that he is not subject to any crime that impairs him to perform commercial activities.

There having been nothing else to be discussed, the meeting was suspended for the drawing up of these minutes, which were read, reviewed, agreed upon, and signed by all of the attendees.


JOSE ROBERTO ERMIRIO DE MORAES          CLOVIS ERMIRIO DE MORAES SCRIPILLITI


FABIO ERMIRIO DE MORAES                 CARLOS ERMIRIO DE MORAES



RAUL CALFAT



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I certify that this is a copy of the original minutes held by the Company.




                                               BORIS GRIS
                                               Secretary